SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

WEST COAST BANCORP
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

952145100
(CUSIP Number)

SIMON GLICK
GF FINANCIAL, LLC
810 SEVENTH AVENUE 28th FLOOR
NEW YORK, NY 10019
(212) 259-0301

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

MARK J. MENTING, ESQ.
WILLIAM G. FARRAR, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004
(212) 558-4000

April 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 952145100	Schedule 13D	Page 2 of 8

1	NAME OF REPORTING PERSONS
	GF Financial, LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
3	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON
OO

	(1) GF Financial, LLC (“GFF”) is 99.9% owned by Diaco Investments, L.P., which is its managing member, and 0.1% owned by Starlight Investment Limited Partnership.

CUSIP NO. 952145100	Schedule 13D	Page 3 of 8

1	NAME OF REPORTING PERSONS
	Diaco Investments, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON
PN

	(1) Diaco Investments, L.P. (“Diaco”) is the managing member and 99.9% owner of GFF. Diaco’s general partner is Siget LLC (“Siget”), of which Simon Glick is a managing member.

CUSIP NO. 952145100	Schedule 13D	Page 4 of 8

1	NAME OF REPORTING PERSONS
	Siget LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON
OO

	(1) Siget is the general partner of Diaco, which owns 99.9% of GFF. Simon Glick is a managing member of Siget.

CUSIP NO. 952145100	Schedule 13D	Page 5 of 8

1	NAME OF REPORTING PERSONS
	Simon Glick(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON
IN

	(1) Mr. Glick is a managing member and 1.1% owner of Siget, which is the general partner of Diaco. Diaco owns 99.9% of GFF.

CUSIP NO. 952145100	Schedule 13D	Page 6 of 8

1	NAME OF REPORTING PERSONS
	Seymour Pluchenik (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON
IN

	(1) Mr. Pluchenik is a managing member and 0.9% owner of Siget, which is the general partner of Diaco. Diaco owns 99.9% of GFF.

CUSIP NO. 952145100	Schedule 13D	Page 7 of 8

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Original Statement”) filed by GF Financial, LLC, a Delaware limited liability company (“GFF”), Diaco Investments, L.P., a Delaware limited partnership and managing member of GF Financial (“Diaco”), Siget, LLC, a Delaware limited liability company and general partner of Diaco (“Siget”) and Mr. Simon Glick, the managing member of Siget, with the Securities and Exchange Commission on January 20, 2010 as amended by Amendment No. 1, filed on October 1, 2012,  relating to the common stock, no par value (the “Common Stock”), of West Coast Bancorp, an Oregon corporation (“WCB”).  This Amendment is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On April 1, 2013, WCB merged with and into a wholly owned subsidiary of Columbia Banking System, Inc., a Washington corporation (“Columbia”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 25, 2012.  All shares of WCB Common Stock and Series B Mandatorily Convertible Participating Preferred Stock (“Series B Preferred Stock”) held by the Reporting Persons at the time of the merger were exchanged for merger consideration (which is a combination of cash and Columbia common stock) pursuant to the Merger Agreement.  As a result of the consummation of the merger, the Reporting Person ceased to beneficially own any shares of WCB Common Stock or Series B Preferred Stock.  The Reporting Persons’ WCB Class C Warrants (which were exercisable for 65,000 shares of WCB Series B Preferred Stock that would be convertible into 650,000 shares of WCB Common Stock) have been converted to an equivalent Columbia warrant to purchase up to 757,540 shares of Columbia common stock.  The Reporting Persons do not beneficially own more than 5% of the total amount of outstanding shares of Columbia common stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a)-(b) Upon the consummation of the merger on April 1, 2013, as described in Item 4 above, the Reporting Persons ceased to be beneficial owners of any shares of WCB Common Stock.  Accordingly, the Reporting Persons ceased to hold sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition of, or shared power to dispose or direct the disposition of any shares of WCB Common Stock.

(c) Except as described in Item 4, to the best of the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Common Stock of WCB in the past 60 days.

(d) Not applicable.

(e) Upon consummation of the merger on April 1, 2013, the Reporting Persons ceased to be the beneficial owner of more than 5% of the total amount of outstanding shares of WCB Common Stock.

Item 7.	Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of April 10, 2013, by and among GF Financial, LLC, Diaco Investments, L.P., Siget LLC., Simon Glick and Seymour Pluchenik.

CUSIP NO. 952145100	Schedule 13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2013

GF FINANCIAL, LLC

By:	Diaco Investments, L.P., a Delaware limited partnership and managing member of GF Financial, LLC

By:	Siget LLC, a Delaware limited liability company and general partner of Diaco Investments, L.P.

By:	/s/ Simon Glick
	Name:	Simon Glick
	Title:	Managing Member

DIACO INVESTMENTS, L.P.

By:	Siget LLC, a Delaware limited liability company and general partner of Diaco Investments, L.P.

By:	/s/ Simon Glick
	Name:	Simon Glick
	Title:	Managing Member

SIGET, LLC

By:	/s/ Simon Glick
	Name:	Simon Glick
	Title:	Managing Member

SIMON GLICK

/s/ Simon Glick

SEYMOUR PLUCHENIK

/s/ Seymour Pluchenik

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of April 10, 2013, by and among GF Financial, LLC, Diaco Investments, L.P., Siget LLC., Simon Glick and Seymour Pluchenik